UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
AMENDMENT NO. 3 TO THE
APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FROM:  (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

BNY Mellon Funds Trust
Strategic Funds, Inc.
The Dreyfus/Laurel Funds, Inc.

and

The Dreyfus Corporation

200 Park Avenue
New York, New York 10166

File No. 812-13637

Written or oral communications regarding this Application
should be addressed to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038

With copies to:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York  10166

This Application (including Exhibits) consists of 23 pages.
The Exhibit Index is on page 20.

I.	INTRODUCTION

BNY Mellon Funds Trust ("BNY Mellon Funds"), Strategic Funds, Inc. ("Strategic Funds") and The Dreyfus/Laurel Funds, Inc. ("Dreyfus/Laurel Funds") (each, an "Investment Company" and together, the "Investment Companies"), each a registered open-end investment company that offers multiple series of shares (each, a "Series" and collectively, the "Series"), and The Dreyfus Corporation ("Dreyfus" or the "Adviser" and collectively with the Investment Companies and the Series, the "Applicants"),1 the investment adviser to each Series, hereby file this amended application (the "Application") for an order of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees/directors of the applicable Investment Company (each, a "Board"), including a majority of those trustees/directors who are not "interested persons" of the Series or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), to, without obtaining shareholder approval:  (i) select certain wholly-owned and non-affiliated investment sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements"), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, a Sub-Adviser for a Series is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the Adviser for that Series or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly-owns the Adviser (each of (1) and (2), a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, the applicable Investment Company, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to a Series (each, a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers").2
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1
The term "Adviser" includes (i) the Adviser and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors.  For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.  BNY Mellon Fund Advisers, a division of Dreyfus, is the investment adviser to the Series of BNY Mellon Funds and is deemed an "Adviser" for purposes of the Application.

2	Section 2(a)(3) of the 1940 Act defines "affiliated person" as follows:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines "wholly-owned subsidiary" of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of the definition, is a wholly-owned subsidiary of such person.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms:  (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act"); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Adviser, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein ("Sub-Advised Series").  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  All series that currently are, or that currently intend to be, Sub-Advised Series are identified in this Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

Applicants are seeking this exemption primarily to enable the Adviser and each Board to obtain for each Sub-Advised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Adviser, in its capacity as investment adviser (as applicable, with the assistance of the Portfolio Allocation Manager (as defined below)), evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board.  This structure is commonly referred to as a "multi-manager" structure.

If the relief sought is granted, the Adviser, with the approval of the applicable Board, including a majority of the members of the Board who are Independent Board Members, would, on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to herein as "Ineligible Sub-Adviser Changes").

Strategic Funds and Dreyfus have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisers (Strategic Funds, Inc., et al., Investment Company Act Release Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order) (file no. 812-13712)) (the "Non-Affiliated Sub-Adviser Order").4  Any order granted by the Commission with respect to this Application will supersede the Non-Affiliated Sub-Adviser Order.
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3
The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series or another investment company registered under the 1940 Act for which the Adviser serves as investment adviser ("Affiliated Sub-Adviser").

4	BNY Mellon Funds and Dreyfus/Laurel Funds also rely on the Non-Affiliated Sub-Adviser Order, pursuant to the terms of the Non-Affiliated Sub-Adviser Order.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Sub-Advised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.5

II.	THE INVESTMENT COMPANIES

BNY Mellon Funds is organized as a Massachusetts business trust, and Strategic Funds and Dreyfus/Laurel Funds are organized as Maryland corporations.  Each of the Investment Companies is registered with the Commission as an open-end management investment company under the 1940 Act.  The Board of BNY Mellon Funds consists of nine members, each of whom, including the Chairperson, is an Independent Board Member.  The Board of Strategic Funds consists of ten members, each of whom, including the Chairperson, is an Independent Board Member.  The Board of Dreyfus/Laurel Funds consists of seven members, each of whom, including the Chairperson, is an Independent Board Member.  Dreyfus serves as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each existing Series.  The Investment Companies and the Series are not required to hold annual shareholder meetings.

Each Investment Company offers shares of multiple Series with its own distinct investment objectives, policies and restrictions.  Currently, the Investment Companies consist of 45 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III.	THE ADVISER

Dreyfus, with headquarters at 200 Park Avenue, New York, New York  10166, is a corporation organized under the laws of the State of New York and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  Dreyfus is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon") and is the primary mutual fund business of BNY Mellon, a global financial services company focused on helping clients manage and service their financial assets, operating in 36 countries and serving more than 100 markets.  BNY Mellon Investment Management is one of the world's leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon's affiliated investment management firms, wealth management services and global distribution companies.  The Adviser serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable Investment Company (each an "Investment Management Agreement" and together the "Investment Management Agreements").  Each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

The Adviser may engage EACM Advisors LLC ("EACM"), its affiliate and an investment adviser registered under the Advisers Act, or any other affiliated or non-affiliated entity registered as an investment adviser under the Advisers Act (each, a "Portfolio Allocation Manager"), to assist the Adviser in evaluating and recommending Sub-Advisers for a Sub-Advised Series and recommending the portion of a Sub-Advised Series' assets to be managed by each Sub-Adviser, as well as monitoring and
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5	However, until the requested order is obtained the Applicants will continue to rely on the Non-Affiliated Sub-Adviser Order, to the extent applicable.

evaluating the performance of Sub-Advisers for a Sub-Advised Series and recommending whether a Sub-Adviser should be terminated by a Sub-Advised Series.6  However, it is the Adviser's overall responsibility to select, subject to the review and approval of the Board, one or more Sub-Advisers to manage all or part of a Sub-Advised Series' assets, determine what portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser, review the Sub-Advisers' performance and recommend whether Sub-Advisers should be terminated.  The Adviser also will be responsible for conducting all operations of a Sub-Advised Series except those operations contracted to a Sub-Adviser, the Sub-Advised Series' distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Series.  Because the Adviser will pay fees to any Portfolio Allocation Managers from the fees the Adviser receives from the Sub-Advised Series, there will be no duplication of advisory fees paid by shareholders of the Sub-Advised Series.

The Investment Management Agreement for each existing Series was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act.  Each other Investment Management Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements or any agreement with a Portfolio Allocation Manager.  Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision and approval of the applicable Board, provides investment management of each Series' portfolio in accordance with the investment objectives and policies of the Series as stated in their respective prospectuses and statements of additional information as from time to time in effect.  In connection therewith, the Adviser supervises a continuous program of investment, evaluation and, if appropriate, sale and re-investment of such Series' assets.  Each Investment Management Agreement permits the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers.  Pursuant to its authority under the Investment Management Agreements, the Adviser has entered into Sub-Advisory Agreements as described below under "The Sub-Advisers."  If the name of any Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to each Series under the applicable Investment Management Agreement, the Adviser receives a fee from that Series based on either the average net assets of that Series or that Series' investment performance over a particular period compared to a benchmark.7  A Sub-Adviser will receive an investment management fee from the Adviser based on the percentage of assets overseen by the Sub-Adviser, based on a percentage of the fee received by the Adviser from the Sub-Advised Series under the Investment Management Agreement or based upon a percentage of the assets of the Sub-Advised Series.  The fee paid to a Sub-Adviser is the result of negotiations between the Adviser and the Sub-Adviser and is approved by the applicable Board for that Sub-Advised Series, including a majority of the Independent Board Members.
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6
The Adviser has entered into an agreement with EACM to perform such services in respect of Dreyfus Select Managers Small Cap Growth Fund and Dreyfus Select Managers Small Cap Value Fund.  The Adviser may engage EACM or another Portfolio Allocation Manager to provide such services for other Sub-Advised Series in the future.

7	The Adviser also receives a sub-administration fee pursuant to a separate agreement for BNY Mellon Funds.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreements, the Adviser has entered into Sub-Advisory Agreements with the following Sub-Advisers on behalf of the Sub-Advised Series:

•	Cupps Capital Management, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds.

•	EAM Investors, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds.

•
Geneva Capital Management Ltd. serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds, and BNY Mellon Mid Cap Multi-Strategy Fund, a series of BNY Mellon Funds.

•	Iridian Asset Management LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	Kayne Anderson Rudnick Investment Management, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	King Investment Advisors, Inc. serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds.

•	Lombardia Capital Partners, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	Neuberger Berman Management LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	Nicholas Investment Partners, L.P. serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds.

•	Riverbridge Partners, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Growth Fund, a series of Strategic Funds.

•	Robeco Investment Management, Inc. serves as a Non-Affiliated Sub-Adviser of BNY Mellon Mid Cap Multi-Strategy Fund, a series of BNY Mellon Funds.

•	Standish Mellon Asset Management Company LLC serves as an Affiliated Sub-Adviser of Dreyfus Opportunistic Emerging Markets Debt Fund, a series of Dreyfus/Laurel Funds.

•	Thompson, Siegel and Walmsley LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	Vulcan Value Partners, LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

•	Walthausen & Co., LLC serves as a Non-Affiliated Sub-Adviser of Dreyfus Select Managers Small Cap Value Fund, a series of Strategic Funds.

The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series.

The Sub-Advisers are, and any future Sub-Advisers will be, "investment advisers" to the Sub-Advised Series within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered, or not subject to registration, with the Commission as investment advisers under the Advisers Act.  The Adviser selects Sub-Advisers based on the Adviser's evaluation (with the Portfolio Allocation Manager's assistance, as applicable) of the Sub-Advisers' skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board.  For certain Sub-Advised Series, the Adviser employs multiple Sub-Advisers.  In those instances, the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) allocates and, as appropriate, reallocates a Sub-Advised Series' assets among the Sub-Advisers, and the Sub-Advisers have management oversight of that portion of the Sub-Advised Series allocated to each of them.

The Adviser (with the Portfolio Allocation Manager's assistance, as applicable) will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the applicable Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and make recommendations to the applicable Board as needed.

Under the terms of each Sub-Advisory Agreement, the Sub-Adviser will have the authority to provide the Sub-Advised Series with advice concerning the management of the Sub-Advised Series' investment portfolio or a portion of the portfolio.  The Sub-Adviser will determine which securities to purchase or sell and what portion of the Sub-Advised Series' assets entrusted to the Sub-Adviser should be invested temporarily in cash.  The Sub-Adviser will keep certain records that the 1940 Act and the Advisers Act require the Sub-Advised Series to maintain, and assist the Adviser in maintaining the Sub-Advised Series' compliance with the relevant requirements of the 1940 Act.  The applicable Board will be provided, on a regular basis, with reports on each Sub-Adviser's performance in managing a Sub-Advised Series.

The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Adviser Order did not apply, the shareholders of the Sub-Advised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval, only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the applicable Board or by the shareholders of the Sub-Advised Series on not more than sixty days' written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law and unless otherwise not required under the Non-Affiliated Sub-Adviser Order, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.  The Sub-Advisory Agreements set forth the duties of the Sub-Advisers and precisely describe the compensation paid by the Adviser to the Sub-Advisers.

The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act.  Each year, the applicable Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements.  Each Board reviews comprehensive materials received from the Adviser, independent third parties and independent counsel.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Currently, the applicable Board reviews information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements.  A Sub-Advised Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board's approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Series' annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the applicable Board is maintained as part of the records of the respective Sub-Advised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser agrees to pay the Sub-Advisers a fee based on the percentage of the assets overseen by the Sub-Advisers, based on a percentage of the fee received by the Adviser from the Sub-Advised Series under the Investment Management Agreement or based on a percentage of the assets of the Sub-Advised Series.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Series.  Neither the Investment Companies nor any Sub-Advised Series are responsible for paying Sub-Advisory fees to any Sub-Adviser.  The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Management Agreement.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company."  Rule 18f-2(a) under the 1940 Act states that any "matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter."  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

Section 2(a)(20) of the 1940 Act defines an "investment adviser" as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisers are deemed to be within the definition of an "investment adviser" and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the applicable Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days' notice.8  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their "assignment," which could occur upon a change in control of the Sub-Advisers.9

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a "change in actual control or management of the investment adviser" to a registered investment company are not assignments for purposes of Section 15(a)(4) or Section 15(b)(2) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisers.  Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an "assignment" within the meaning of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Sub-Advised Series, or may operate the Sub-Advised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
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8	See Section 15(a)(3) of the 1940 Act.

9	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines "assignment" as any direct or indirect transfer or hypothecation of a contract.

1.	Operations of the Investment Companies

Section 15(a) was designed to protect the interest and expectations of a registered investment company's shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Series' assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the applicable Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Series, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.12

From the perspective of the shareholder, the role of the Sub-Advisers is substantially similar to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Series' investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Series.  Shareholders expect the Adviser, subject to review and approval of the applicable Board, to select the Sub-Advisers who are in the best position to achieve the Sub-Advised Series' investment objective.  Shareholders also rely on the Adviser for the overall management of a Sub-Advised Series and the Sub-Advised Series' total investment performance.

In initially evaluating the proposed services that a Sub-Adviser will provide to a Sub-Advised Series, the Adviser (and the Portfolio Allocation Manager, as applicable) considers certain information, including, but not limited to, the following:

(1)
the advisory services to be provided by the Sub-Adviser, including the Sub-Adviser's investment management philosophy and techniques and the Sub-Adviser's methods to ensure compliance with the investment objectives, policies and restrictions of the Sub-Advised Series;

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10	See Section 1(b)(6) of the 1940 Act.

11	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

12	From time to time, the Adviser may manage all or a portion of a Sub-Advised Series.

(2)
a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Sub-Advised Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)
the Sub-Adviser's composite investment performance (including other accounts managed by the Sub-Adviser having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes during recent periods), including comparisons with broadly-based unmanaged indices.

In obtaining this information, the Adviser (and the Portfolio Allocation Manager, as applicable) will typically: (i) review the Sub-Adviser's current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser.

In addition, the Adviser and the relevant Board consider the reasonableness of a Sub-Adviser's compensation with respect to each Sub-Advised Series for which the Sub-Adviser will provide portfolio management services.  Although only the Adviser's fee is payable directly by a Sub-Advised Series, and the Sub-Adviser's fee is payable by the Adviser, the Sub-Adviser's fee (and the compensation of the Portfolio Allocation Manager, as applicable) directly bears on the amount and reasonableness of the Adviser's fee payable by a Sub-Advised Series.  Accordingly, the Adviser and the relevant Board analyze the fees paid to Sub-Advisers and the Portfolio Allocation Manager, as applicable, in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the relevant Board consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees;

(2)
comparisons of the proposed fees to be paid with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds having similar investment objectives; and

(3)	data with respect to the projected expense ratios of each applicable Sub-Advised Series and comparisons with other mutual funds of comparable size.

2.	Disclosure and Board Oversight of Conflicts of Interest

As noted above, no Sub-Advised Series will be responsible for compensating a Sub-Adviser, including a Wholly-Owned Sub-Adviser.  The Adviser will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Sub-Advised Series.  The Adviser is responsible, pursuant to the Investment Management Agreement, for paying the Sub-Adviser, including a Wholly-Owned Sub-Adviser, from the management fee it is paid by the Sub-Advised Series.  Consequently, the fee that the Adviser retains pursuant to the Investment Management Agreement is contingent upon the portion of the assets of the Sub-Advised Series that the Adviser allocates to the Sub-Advisers and the fees paid to the Sub-Advisers, including any Wholly-Owned Sub-Adviser.

The Applicants note that any conflict of interest or economic incentive that may exist in connection with the Adviser selecting a Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Sub-Advised Series are addressed under the terms and conditions of this Application and will be disclosed to shareholders and considered by the Board when it reviews the selection or termination of

Sub-Advisers.  Moreover, condition 1 requires that a majority of the Sub-Advised Series' outstanding voting securities (as defined in the 1940 Act) approve the operation of the Sub-Advised Series in the manner described in this Application.  Additionally, under condition 2, at all times following such shareholder approval the prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application, and that the Adviser has the ultimate responsibility, subject to approval and oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.  Applicants also assert that conditions 6, 7, 10 and 11 are designed to provide each Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  For each Board, a majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel.  For any Sub-Advised Series that uses a Sub-Adviser that is an "affiliated person" (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Series is in the best interests of the Sub-Advised Series and its shareholders.  A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser.  If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the applicable Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

3.	Benefits to Shareholders

When new Sub-Advisers are retained by the Adviser on behalf of a Sub-Advised Series today, the shareholders of the Sub-Advised Series are required to approve the Sub-Advisory Agreements unless the retention is covered by the Non-Affiliated Sub-Adviser Order.  Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Series is required unless the amendment is covered by the Non-Affiliated Sub-Adviser Order.  Moreover, if Sub-Advisory Agreements were "assigned" as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser unless the retention is covered by the Non-Affiliated Sub-Adviser Order.  In all these instances the need for shareholder approval requires the Sub-Advised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Series, and may necessitate the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Series and its shareholders.

As noted above, shareholders investing in a Sub-Advised Series that has Sub-Advisers are effectively hiring the Adviser to manage the Sub-Advised Series' assets by overseeing, monitoring and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to oversee the Sub-Advised Series.  Applicants believe that permitting the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser—the selection, supervision and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series' shareholders and will allow such Sub-Advised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit the Sub-Advised Series and its shareholders.  Without the requested relief, a Sub-Advised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Sub-Advised Series' assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser.  Moreover, if a Sub-Advisory Agreement were "assigned" as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers.  If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Series' prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the "Securities Act").

If new Sub-Advisers are hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"):  (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;13 and (b) the Sub-Advised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.
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13
A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Sub-Advised Series relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Sub-Advised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to the Sub-Advised Series offering its shares.14

b.	Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company's proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser."  Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract."  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i).  Together, these provisions may require a Sub-Advised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Sub-Advised Series' financial statements to disclose information concerning fees paid to Sub-Advisers, the nature of the Sub-Adviser's affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

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14
If a Sub-Advised Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Non-Affiliated Sub-Advisers only) and has met all other terms and conditions of the requested order, the Sub-Advised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers).

ii.	Requested Relief

Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series' net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.15  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Series' net assets.  Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Series under a multi-manager structure and no Sub-Advised Series would be responsible for the payment of advisory fees to the Sub-Advisers.  As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Sub-Advised Series in a manner different from a traditional investment company.  By investing in a Sub-Advised Series, shareholders are hiring the Adviser to manage the Sub-Advised Series' assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the applicable Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series.  Pursuant to each Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly.  Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise (with the Portfolio Allocation Manager's assistance, as applicable) in monitoring the Sub-Advisers, recommending the Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Sub-Advised Series to be informed of the individual Sub-Adviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser's portfolio managers' salaries.16

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15	Applicants are not requesting any relief with respect to any fee paid to the Portfolio Allocation Manager.

16
The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund is required to include in its statement of additional information,

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers.  The Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and the disclosure requirements of the rules and forms discussed herein have been granted previously by the Commission.  See, e.g., PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Act Release Nos. 30224 (Sept. 27, 2012) (notice) and 30241 (Oct. 23, 2012) (order); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (Oct. 15, 2012) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (Aug. 20, 2012) (order) ("Cash Account Trust"); IndexIQ Advisors LLC, et al., Investment Company Act Release Nos. 30130 (July 9, 2012) (notice) and 30161 (Aug. 3, 2012) (order); Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Act Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order); and Domini Social Investment Trust and Domini Social Investments LLC, Investment Company Act Release Nos. 29984 (March 21, 2012) (notice) and 30035 (April 17, 2012) (order).

The relief sought herein with respect to sub-advisers that are wholly-owned by the investment adviser is substantially the same as relief that was previously granted by the Commission.  See, e.g., Cash Account Trust; Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (Aug. 20, 2012) (order); and Franklin Advisers, Inc. and Franklin Templeton International Trust, Investment Company Act Release Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012) (order).

For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisers and Non-Affiliated Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application.

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among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions17:

1.
Before a Sub-Advised Series may rely on the order requested in the Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series' outstanding voting securities as defined in the 1940 Act which in the case of a new Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public.

2.
The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application.  Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in this Application.  Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.
The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets.  Subject to review and approval of the applicable Board, the Adviser will (a) set a Sub-Advised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series' investment objective, policies and restrictions.  Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.	A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.	Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.
At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members.  The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

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17
Applicants will only comply with conditions 8, 9 and 12 with respect to Wholly-Owned Sub-Advisers if they rely on the relief that would allow them to provide Aggregate Fee Disclosure for Wholly-Owned Sub-Advisers.

8.
The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

10.
Whenever a Sub-Adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.
No board member or officer of a Sub-Advised Series, or director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The resolutions of the Board of each Investment Company authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 200 Park Avenue, New York, New York  10166 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

BNY MELLON FUNDS TRUST

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Vice President

STRATEGIC FUNDS, INC.

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Vice President

THE DREYFUS/LAUREL FUNDS, INC.

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Vice President

THE DREYFUS CORPORATION

By:	/s/ James Bitetto
	Name:	James Bitetto
	Title:	Secretary

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibit A	Resolutions of the Board of each Investment Company
Exhibits B-1 through B-2	Verifications

Exhibit A

RESOLUTIONS OF THE BOARD OF EACH INVESTMENT COMPANY

RESOLVED, that the Board, including the Board members who are not "interested persons" (as defined in the 1940 Act) of the Investment Company, hereby authorizes and directs the officers and agents of the Investment Company to file with the Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and regulations of the 1940 Act, in substantially the form presented to this meeting, and that each of the officers and agents of the Investment Company, acting alone, hereby is authorized, empowered and directed on behalf of the Investment Company, to cause to be prepared, executed and filed with the Commission any and all amendments of and exhibits to said Application, to be in such form as the officers or agents of the Investment Company shall approve, such approval to be conclusively evidenced by their filing thereof; and it is further

RESOLVED, that each officer and agent of the Investment Company, acting with advice of counsel, hereby is authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Commission or for any other reason deemed appropriate by the officers or agents of the Investment Company; and it is further

RESOLVED, that each officer and agent of the Investment Company, acting alone, hereby is authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they, or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

A-1

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated May 1, 2013, for and on behalf of BNY Mellon Funds Trust, Strategic Funds, Inc. and The Dreyfus/Laurel Funds, Inc. (each a "Fund"); that he is a Vice President of the Fund; and that all action by shareholders and the Board of Trustees or Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

Dated:  May 1, 2013

/s/ Jeff Prusnofsky
Name:	Jeff Prusnofsky
Title:	Vice President

B-1

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated May 1, 2013, for and on behalf of The Dreyfus Corporation (the "Company"); that he is the Secretary of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  May 1, 2013

/s/ James Bitetto
Name:	James Bitetto
Title:	Secretary

B-2